

June 29, 2015

Ms. Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

> **Re:** **Unisys Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed April 30, 2015**
> **File No. 001-08729**

Dear Ms. Haugen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data (Incorporated by reference from the Unisys Corporation 2014 Annual Report to Stockholders, Exhibit 13)

Notes to Consolidated Financial Statements

Note 6. Income taxes, page 27

1. We note from the reconciliation of the provision for income taxes that income and losses for which no provision or benefit has been recognized increased significantly in 2014. Please explain to us in greater detail the nature of this item, its relationship to domestic and foreign income or loss before income taxes, and the specific reasons for the 2014 increase. Tell us what consideration you gave to disclosure of such information. We refer you to ASC 740-10-50-12 and 50-14.

Note 16. Employee plans

Retirement benefits, page 38

2.   We note the higher projected benefit obligation (PBO) balance at December 31, 2014 as compared to the balance at December 31, 2013 relating to your U.S. defined benefit pension plans. We also note that the $507 million net increase in the PBO balance was largely attributable to the deferral of a $670 million actuarial loss during fiscal 2014. Please tell us what portion of this deferred loss was attributable to updated mortality tables published by the Society of Actuaries in October 2014, and how you considered disclosing the impact of these changed mortality assumptions on your PBO balance in accordance with ASC 715-20-50-1r.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Notes to Consolidated Financial Statements

Note e. Segment Information, page 9

3.   We note your change in grouping of certain classes of products and services reported between your Services segment and Technology segment effective January 1, 2015. To the extent these changes impacted your reporting units, tell us how you considered the guidance in ASC 350-20-35-45 and ASC 350-20-35-3C.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Janet Brutschea Haugen
Unisys Corporation
June 29, 2015
Page 3

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Katherine Wray, Staff Attorney at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Senior Assistant Chief Accountant